Tropical PC, Inc.
                        3118 W. Parkwood Ave., #111
                             Webster, TX  77598
                          Telephone: (281) 554-9560
                          Facsimile: (281) 554-9561


August 18, 2009

VIA EDGAR TRANSMISSION AND FIRST CLASS MAIL
-------------------------------------------

Mail Stop 3561

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

Attention:  Mr. William J. Kearns
            Staff Accountant
            Office of Beverages, Apparel and Health Care Services

Re:  Tropical PC, Inc.
     Response to Comments Issued August 17, 2009 on Item 4.01 Form 8-K Filed August 14, 2009
     File No. 000-52171

Dear Mr. Kearns:

On behalf of Tropical PC, Inc. (the "Company"), this letter responds to your August 17, 2009 comment letter concerning Item 4.01 of our Form 8-K filed on August 14, 2009. For your convenience, your comments have been reproduced below, followed by the Company's response to the comments.

Form 8-K filed August 14, 2009
------------------------------

1. Upon review of your Form 10-KSB for the fiscal year ended December 31, 2007, we noted a going concern modification. Please amend your Form 8-K to address this opinion modification in accordance with Item
    304(a)(1)(ii) of Regulation S-K.

RESPONSE: We agree with Staff's comment and have revised our disclosure for the past two fiscal years.


2. We note that you have not consulted with Seale and Beers, CPAs regarding the matters set forth in Item 304(a)(1)(v) of Regulation S-K. Please revise to state you have not consulted with Seale and Beers CPAs regarding matters set forth in Item 304(a)(2) of Regulation S-K, if applicable.


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RESPONSE:  We respectfully note Staff's comment and confirm that the company has not consulted with Seale and Beers, CPAs regarding matters set forth in Items 304(a)(1)(v) or 304(a)(2) of Regulation S-K. We have revised our disclosure accordingly in our amended Form 8-K/A.


3.  Please file an updated letter from Moore & Associates, Chartered, as an
    Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-K. This letter should reflect their agreement or disagreement with any disclosures in your amended Form 8-K/A filing.

RESPONSE: An updated letter from Moore & Associates, Chartered has been included which includes their agreement with our disclosures in our amended Form 8-K/A.


4. We note the periods your accountants reported on in your Form 10-K for the fiscal year ended December 31, 2008 (i.e. September 22, 2004 (inception) through December 31, 2008). This appears inconsistent with letter from Moore & Associates, Chartered, which states they reported on the period from February 23, 2007 (inception) through June 30, 2009. Please have your former accountants update their letter to revise this inconsistency.

RESPONSE: We have provided Staff's comment to our previous auditor, Moore & Associates, Chartered. An updated letter from Moore & Associates, Chartered has been included as an Exhibit 16 in our amended Form 8-K/A.


We want to thank you for your assistance in our compliance with the applicable disclosure requirements. We hope our response satisfactorily addresses your comments.

Respectfully submitted,

Tropical PC, Inc.


/s/  David D. Selmon
----------------------------
     David D. Selmon
     Chief Executive Officer
     and Director



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